Exhibit 99.02

LOUISVILLE GAS AND ELECTRIC COMPANY
AND
KENTUCKY UTILITIES COMPANY
DIRECTOR AND OFFICER INFORMATION

The outstanding stock of Louisville Gas and Electric Company (“LG&E”) is divided into three classes: Common Stock, Preferred Stock (without par value), and Preferred Stock, par value $25 per share. At the close of business n February 28, 2003, the following shares of each were outstanding:

Common Stock, without par value	21,294,223 shares
Preferred Stock, par value $25 per share, 5% Series	860,287 shares
Preferred Stock, without par value, $5.875 Series	250,000 shares
Auction Series A (stated value $100 per share)	500,000 shares

The outstanding stock of Kentucky Utilities Company (“KU”) is divided into three classes: Common Stock, without par value, Preferred Stock, without par value, and Preference Stock, without par value. As of the close of business on February 28, 2003, the following shares of each were outstanding:

Common Stock, without par value	37,817,878 shares
Preferred Stock, without par value (stated value $200 per share)
4.75% Series	200,000 shares
6.53% Series	200,000 shares

All of the outstanding LG&E Common Stock and KU Common Stock is owned by LG&E Energy Corp. (“LG&E Energy”). Based on information contained in a Schedule 13G originally filed with the Securities and Exchange Commission in October 1998, AMVESCAP PLC, a parent holding company, reported certain holdings in excess of five percent of LG&E’s Preferred Stock. AMVESCAP PLC, with offices at 1315 Peachtree Street, N.W., Atlanta, Georgia 30309, and certain of its subsidiaries reported sole voting and dispositive power as to no shares and shared voting and dispositive power as to 43,000 shares of LG&E Preferred Stock, without par value, $5.875 Series, representing 17.2% of that class of Preferred Stock. The reporting companies indicated that they hold the shares on behalf of other persons who have the right to receive or the power to direct the receipt of dividends or the proceeds of sales of the shares. No other persons or groups are known by management to be beneficial owners of more than five percent of LG&E’s Preferred Stock

As of February 28, 2003, all directors, nominees for director and executive officers of LG&E and KU as a group beneficially owned no shares of LG&E Preferred Stock or KU Preferred Stock.

On December 11, 2000, then Powergen plc, a public limited company with registered offices in England and Wales (“Powergen”) completed its acquisition of LG&E Energy, the parent corporation of LG&E and KU for cash of approximately $3.2 billion, or $24.85 per share of LG&E Energy common stock. In connection with such transaction, certain officers and directors of Powergen were appointed to fill vacancies in the Board of Directors of LG&E and KU occurring by resignation of prior directors.  In January 2003, Powergen was reregistered as Powergen Limited.

On July 1, 2002, E.ON AG, a German corporation (“E.ON”), completed the acquisition of Powergen for cash of approximately 8.1 billion euros or 7.65 British pounds per Powergen ordinary share (equal to 30.60 British pounds per Powergen ADS.) In connection with such transaction, certain officers or directors of E.ON and Powergen were appointed to fill vacancies in the Board of Directors of LG&E and KU occurring by resignation of prior directors.

In October 2001, the Board of Directors of LG&E and KU authorized the delisting of LG&E’s 5% Preferred Stock from the NASDAQ Small Capitalization Market, and KU’s 4.75% Preferred Stock from the Philadelphia Stock Market, which delistings were completed in April and May 2002, respectively, following applications to the relevant exchanges. Delisting does not constitute a change in the terms and conditions of the preferred stock nor the rights and privileges of its shareholders.  Delisting enabled LG&E and KU (collectively, the “Companies”) to realize certain administrative and corporate governance efficiencies.

INFORMATION ABOUT DIRECTORS

The number of members of the Board of Directors of LG&E and KU is currently fixed at nine, pursuant to the Companies’ bylaws and resolutions adopted by the Boards of Directors. The directors are classified into three classes, as nearly equal in number as possible, with respect to the time for which they are to hold office. Generally, one class of directors is elected at each year’s Annual Meeting to serve for three-year terms and to continue in office until their successors are elected and qualified.

In connection with the completion of the E.ON-Powergen acquisition, Sir Frederick Crawford, Dr. David K-P Li and Messrs. Nicholas P. Baldwin, Sydney Gillibrand and David J. Jackson resigned as directors of LG&E and KU, effective July 1, 2002. Messrs. Victor A. Staffieri and Edmund A. Wallis continued as directors and Mr. Michael Soehlke was appointed to fill one vacancy, resulting in a board of three persons and six vacancies. At this time, the Boards of Directors also approved proposed future amendments to the Companies’ Articles of Incorporation and Bylaws to enable reduction of LG&E’s and KU’s board sizes to three members and recommended it for eventual shareholder vote.

Therefore it is anticipated that LG&E and KU will, in the near future, seek shareholder approval of the board size of three persons, without staggered terms. In this regard, for the interim, the three current serving directors have been elected to and are serving parallel one year terms.

The following contains certain information as of February 28, 2003 concerning the directors of LG&E and KU:

Directors with Terms Expiring at the 2003 Annual Meeting of Shareholders

Victor A. Staffieri (Age 47):    Mr. Staffieri is Chairman, President and Chief Executive Officer of LG&E Energy, LG&E and KU, serving from April 2001 to the present. He served as President and Chief Operating Officer of LG&E Energy, LG&E and KU from February 1999 to April 2001; Chief Financial Officer of LG&E Energy and LG&E, May 1997 to February 2000; Chief Financial Officer of KU, May 1998 to February 2000. President, Distribution Services Division of LG&E Energy, December 1995 to May 1997; Senior Vice President, General Counsel and Public Policy of LG&E Energy and LG&E from November 1992 to December 1993. Mr. Staffieri has been a director of Powergen, LG&E Energy, LG&E and KU since April 2001.

Michael Soehlke (Age 43):    Mr. Soehlke was appointed a director and Chief Financial Officer of Powergen on July 1, 2002. He was previously Head of Corporate Planning and Controlling at E.ON AG. Prior to that, he was Head of Controlling and Accounting at PreussenElektra AG (which merged into E.ON Energie AG). Prior to joining the E.ON group, he worked nearly ten years in finance positions of the German subsidiary of Solvay S.A., Brussels.  He is also a director of Powergen UK plc and Powergen International Limited.  Mr. Soehlke has been a director of LG&E Energy, LG&E and KU since July 2002.

Edmund A. Wallis (Age 63):    Mr. Wallis is Chief Executive Officer and Deputy Chairman of Powergen. He was appointed to the Powergen Board on October 22, 1998, serving as Chairman of such Board from that date until July 2002. He was also Chief Executive of Powergen until February 21, 2001. He had been Chief Executive of Powergen UK plc since March 1990 and Chairman from July 1996 until February 2001. He is a director of Powergen International Limited.  Mr. Wallis is a non-executive director of Merrill Lynch European Investment Trust plc, and MEPSEC LTD and a non-executive director of London Regional Transport and Chairman of London Underground Limited. Mr. Wallis has been on the Board of Directors of LG&E and KU since December 2000.

INFORMATION CONCERNING THE BOARD OF DIRECTORS

The Boards of Directors of LG&E and KU contain the same members.  Certain members are also directors of Powergen or LG&E Energy, as described above.

During 2002, there were a total of 12 meetings or consents of the LG&E and KU Boards. All directors attended 75% or more of the total number of meetings or consents of the Board of Directors and committees of the Board on which they served.

Compensation of Directors

Directors who are also officers of Powergen, LG&E Energy or its subsidiaries receive no compensation in their capacities as directors of LG&E and KU.

During 2002, certain non-employee directors who were also directors of Powergen received aggregate annual salaries or fees ranging from approximately 12,500 to 15,000 Pounds for their service on the Powergen board but received no separate compensation for their service on the LG&E and KU Board. The compensation of these non-employee directors was determined by the Powergen Board and consisted of a basic sum plus an additional payment for specific duties in respect of committee work.  Non-employee directors do not receive Powergen pension contributions and do not have service contracts with Powergen or any of its subsidiaries.

Committees

There are currently no committees of the Boards of Directors of the Companies.  Until July 2002, the Boards of Directors of LG&E and KU included an Audit Committee and a Remuneration Committee and the directors who were members of the various committees served in the same capacities for purposes of both the LG&E and KU Boards.

In July 2002, upon completion of the E.ON-Powergen acquisition, the structures of the LG&E and KU Boards were changed to recognize practical and administrative efficiencies. The LG&E and KU Boards and LG&E Energy Board, respectively, adopted resolutions providing that (i) the functions of the former Audit Committee would be performed by the LG&E and KU Boards as a whole and (ii) certain functions of the former Remuneration Committee under certain LG&E Energy executive compensation plans would be performed by Dr. Stefan Vogg, an executive of E.ON.

Prior to July 2002, the former Remuneration Committee was composed of Dr. David K-P Li, a non-employee director, and performed certain duties in connection with the compensation of the executive officers of LG&E and KU, including making recommendations regarding benefits provided to executive officers and the establishment of various employee benefit plans. The Remuneration Committee met 3 times during 2002.

REPORT REGARDING REMUNERATION

Following the July 1, 2002 completion of E.ON’s acquisition of Powergen, the Remuneration Committee of the Boards of Directors of LG&E and KU was terminated.  As stated above, the LG&E Energy Board adopted resolutions providing that certain functions of the former Remuneration Committee under certain executive compensation plans would be performed by Dr. Stefan Vogg, an executive of E.ON AG.  This report describes the compensation policies applicable to the Companies’ executive officers for the last completed fiscal year.

Prior to completion of the E.ON-Powergen merger in July 2002, the former Remuneration Committee set base pay for 2002, established incentive targets and conducted administration of the Powergen Long-Term Incentive Plan (the “Powergen Long-Term Plan”) as applicable to LG&E and KU executive officers.  Thereafter, Dr. Vogg, in consultation with certain officers of E.ON AG, Powergen, LG&E Energy, LG&E and KU (collectively, the “Compensation Group”), arrived at decisions regarding the compensation of LG&E’s and KU’s executive officers, including the administration and determination of payments under the Short-Term Incentive Plan (the “Short-Term Plan”) as applicable to LG&E and KU.

The Companies’ executive compensation program and the target awards and opportunities for executives are designed to be competitive with the compensation and pay programs of comparable companies, including utilities, utility holding companies and companies in general industry nationwide. The executive compensation program has been developed and implemented over time through consultation with, and upon the recommendations of, recognized executive compensation consultants. The Compensation Group and the Board of Directors have continued access to such consultants as desired, and are provided with independent compensation data for their review.

Set forth below is a report addressing LG&E’s and KU’s compensation policies during 2002 for their officers, including the executive officers named in the following tables. In many cases, the executive officers also serve in similar capacities for affiliates of LG&E and KU, including LG&E Energy. For each of the executive officers of LG&E and KU, the policies and amounts discussed below are for all services to LG&E, KU and their affiliates, during the relevant period.

Compensation Philosophy

During 2002, LG&E’s and KU’s executive compensation program had three major components: (1) base salary; (2) short-term or annual incentives; and (3) long-term incentives. The Companies developed their executive compensation program to focus on both short-term and long-term business objectives that are designed to enhance overall shareholder value. The short-term and long-term incentives were premised on the belief that the interests of executives should be closely aligned with those of the Companies’ shareholders. Based on this philosophy, these two portions of each executive’s total compensation package were linked to the accomplishment of specific results that were designed to benefit the Companies’ shareholders in both the short-term and long-term.

The executive compensation program also recognized that the Companies’ compensation practices must be competitive not only with utilities and utility holding companies, but also with companies in general industry to ensure that a stable and successful management team can be recruited and retained. As the Companies’ most direct competitors for executive talent are not limited to the utilities, the various compensation peer groups as discussed below, are not the same as the utility industry index in the Comparison of Five-Year Total Return graph included in any applicable proxy statement.

Pursuant to this competitive market positioning philosophy, in establishing compensation levels for all executive positions for 2002, the former Remuneration Committee reviewed competitive compensation information for United States general industry companies with revenue of approximately $3 billion (the “Survey Group”) and established targeted total direct compensation (base salary plus short-term incentives and long-term incentives) for each executive for 2002 to generally approach the 50th percentile of the competitive range from the Survey Group.   Salaries, short-term incentives and long-term incentives for 2002 are described below.  (The utilities and utility holding companies that were in the Survey Group were not necessarily the same as those in the Standard & Poor’s Utility Index used in the Company Performance Graph in any applicable proxy statement.)

The 2002 compensation information set forth in other sections of this document, particularly with respect to the tabular information presented, reflects the considerations set forth in this report. The Base Salary, Short-Term Incentives, and Long-Term Incentives sections that follow address the compensation philosophy for 2002 for all executive officers except those serving as Chief Executive Officer. (See “Chief Executive Officer Compensation”).

Base Salary

The base salaries for LG&E and KU executive officers for 2002 were designed to be competitive with the Survey Group at approximately the 50th percentile of the base salary range for executives in similar positions with companies in the Survey Group. Actual base salaries were determined based on individual performance and experience.

Short-Term Incentives

The Short-Term Plan provided for Company Performance Awards and Individual Performance Awards, each of which is expressed as a percentage of base salary and each of which is determined independent of the other. The former Remuneration Committee established the performance goals for the Company Performance Awards and Individual Performance Awards at the beginning of the 2002 performance year. Payment of Company Performance Awards for executive officers was based on varying performance measures tied to each officer’s responsible areas. These measures and goals included, among others, Powergen earnings per share targets, LG&E Energy operating profit targets and LG&E/KU operating profits targets The Committee retains discretion to adjust the measures and goals as deemed appropriate. Payment of Individual Performance Awards was based 100% on Management Effectiveness. As stated, the awards varied within the executive officer group based upon the nature of each individual’s functional responsibilities.

For 2002 the Company Performance Award targets for named executive officers ranged from 18% to 30% of base salary, and the Individual Performance Award targets ranged from 12% to 20% of base salary. Both awards were established to be competitive with the 50th percentile of such awards granted to comparable executives employed by companies in the Survey Group. The individual officers were eligible to receive from 0% to 175% of their targeted amounts, dependent upon Company performance as measured by the relevant performance goals, with regard to Company Performance Awards, and were eligible to receive from 0% to 175% of their targeted amounts dependent upon individual performance as measured by management effectiveness, with regard to Individual Performance Awards.

Using the relevant Powergen, LG&E Energy, LG&E/KU and other subsidiaries’ performance against goals in 2002 and making adjustments for unusual financial events, including the continued economic crisis in Argentina, certain accounting effects of the completion of the E.ON-Powergen merger and limited commitments regarding guaranteed levels of bonus compensation for 2002 in connection with the E.ON-Powergen merger, the Compensation Group determined relative annual performance against targets for Company Performance Awards. Based upon this determination, Company Performance Awards for 2002 to the named executive officers were paid ranging from 16% to 34%, of base salary. Payouts for Individual Performance Awards to the named executive officers ranged from 17% to 35%, of base salary.

Long-Term Incentives

Prior to July 2002, a Powergen Long-Term Plan was administered by the former Remuneration Committee. The Long-Term Plan provided for the grant of any or all of the following types of awards: stock options, stock appreciation rights, restricted stock, performance units and performance shares. In 2002, the former Remuneration Committee chose to award only performance units to executive officers.

The former Remuneration Committee determined the competitive long-term grants to be awarded for each executive based on the long-term awards for the 50th percentile of the Survey Group. The aggregate expected value of the awards was intended to approach the expected value of long-term incentives payable to executives in similar positions with companies in the 50th percentile of the Survey Group, depending upon achievement of targeted Company performance.

Performance units were granted to executive officers and senior management during the first quarter of 2002.  The number of performance units granted was determined by taking the amount of the executive’s long-term award to be delivered in performance units, as determined above, and dividing that amount by the fair market value of Powergen American Depositary Shares (“ADS’s”) on the date of the grant. The future value of the 2002 grants of performance units was substantially dependent upon the changing value of Powergen ADS’s in the marketplace as well as the anticipated accelerated payment of such performance units anticipated at the completion of the E.ON-Powergen merger during 2002. Each executive officer was entitled to receive from 0% to 150% of the performance units contingently awarded to the executive based on corporate performance measured in terms of the achievement of certain cash flow targets by LG&E Energy during a three-year performance period.

No regular payouts of awards under the Long-Term Plan occurred during 2002 as no three-year performance periods had been completed since the establishment of the plan in December 2000 following Powergen’s acquisition of LG&E Energy. However, pursuant to the change in control provisions of the Long-Term Plan, payouts of the two open performance period awards under the Long-Term Plan occurred in April 2002 upon Powergen shareholder approval of the prospective E.ON transaction. These payouts were based on the greater of LG&E Energy’s performance through that time for each of the partially completed 2001-2003 and 2002-2004 performance periods, respectively, or the award value on date of grant.  Based upon LG&E Energy’s performance through the change in control date, payouts of performance units were made using their value as of grant date.

During 2002, certain executive officers of the Companies were invited to participate in the E.ON AG Stock Option Program (the “E.ON SAR Plan.”), Fourth Tranche (2002-2008), which is a stock appreciation rights plan   The E.ON SAR Plan is anticipated to be a vehicle pursuant to which long-term incentives are provided to the Companies’ executive officers.  For 2002, named executive officers received initial grants under the E.ON SAR Plan as shown in the Option/SAR Grants Table in this document.  The grant amounts were established by the Compensation Group and varied per individual officer.

Other

In connection with the LG&E Energy-Powergen merger, Messrs. Staffieri and McCall entered into employment and severance agreements in exchange for waiver of potential rights under prior agreements. These agreements are discussed under “Employment Contracts and Termination of Employment Arrangements and Change in Control Provisions”. Following the change in control event relating to the Powergen shareholder approval of the E.ON transaction, these officers received payments under these agreements, which payments are described in that section. In connection with the E.ON-Powergen merger, Messrs. Staffieri and McCall entered into amendments to their employment and severance agreements in exchange for waiver of potential rights under their existing agreements.  Certain of these payments are included in the “All Other Compensation” column in the Summary Compensation Table.

Chief Executive Officer Compensation

Mr. Victor A. Staffieri was appointed Chief Executive Officer of LG&E and KU effective May 1, 2001. Mr. Staffieri’s compensation was governed by the terms of an Employment and Severance Agreement entered into on February 25, 2000 as amended (including upon his appointment as Chief Executive Officer) (the “2000 Agreement”). The 2000 Agreement is for an initial term of two years commencing on December 11, 2000, with automatic annual extensions thereafter unless the Companies or Mr. Staffieri give notice of non-renewal.

The 2000 Agreement established the minimum levels of Mr. Staffieri’s base compensation, although the Chairman of E.ON AG retains discretion to increase such compensation. In early 2002, the former Remuneration Committee established Mr. Staffieri’s compensation and long-term awards using comparisons to relevant officers of companies in the Survey Group, including utilities, and survey data from various compensation consulting firms. Mr. Staffieri also received Company contributions to the savings plan, similar to those of other officers and employees. Details of Mr. Staffieri’s 2002 compensation are set forth below.

Base Salary.    Mr. Staffieri was paid a total base salary of $630,000 during 2002, as provided in the 2000 Agreement, as amended. The former Remuneration Committee, in determining Mr. Staffieri’s 2002 annual salary, including the minimum, considered his individual performance in the prior growth of LG&E Energy, the comparative compensation data described above and the compensation provided to other Powergen, LG&E Energy, LG&E and KU officers.

Short-Term Incentives.    Mr. Staffieri’s target short-term incentive award as Chief Executive Officer was 70% of his 2002 base salary. As with other executive officers receiving short-term incentive awards, Mr. Staffieri was eligible to receive more or less than the targeted amount, based on Company performance and individual performance. His 2001 short-term incentive payouts were based 60% on achievement of Company Performance Award targets and 40% on achievement of Individual Performance Award targets.

For 2002, the Company Performance Award payout for Mr. Staffieri was 54% of his 2002 base salary and the Individual Performance Award payout was 49% of his 2002 base salary. Mr. Staffieri’s Company Performance Award targets were based on measures including Powergen’s corporate centre performance goals and LG&E Energy operating profit goals and his Company Performance Award was calculated based upon annual Company performance all as described under the heading “Short-Term Incentives,” including adjustments for unusual financial events, such as the continued economic crisis in Argentina and certain accounting effects of the completion of the E.ON-Powergen merger.  In determining the Individual Performance Award, the Remuneration Committee considered Mr. Staffieri’s effectiveness in several areas including the financial and operational performance of LG&E Energy, LG&E, KU and other subsidiaries, customer satisfaction ratings, Company growth and other measures.

Long-Term Incentive Grant.    In 2002, Mr. Staffieri received 25,278 performance units for the 2002-2004 performance period under the Powergen Long-Term Plan. These amounts were determined in accordance with the terms of his 2000 Agreement, as amended, with expected value representing approximately 175% of his base salary. The terms of the performance units (including the manner in which performance units are earned) for Mr. Staffieri are the same as for other executive officers, as described under the heading “Long-Term Incentives.”  During 2002, Mr. Staffieri also was invited to participate in the E.ON SAR Plan and received an initial grant of 6,250 stock appreciation rights in November 2002, under the same circumstances and upon the same terms as for other executive officers, as described under the heading “Long-Term Incentives.”

Long-Term Incentive Payout.    As with other executive officers, no regular payouts of awards under the Long-Term Plan occurred in 2002 as no three-year performance periods had yet been completed.  As with other executive officers, pursuant to the change in control provisions of the Long-Term Plan, payouts of the two open performance period awards occurred in April 2002 upon Powergen shareholder approval of the prospective E.ON transaction. Mr. Staffieri’s Company Performance Awards were paid out at the value at grant date for the partially completed 2001-2003 and 2002-2004 periods, as described under the heading “Long-Term Incentives.”

Other.    During 2002, under the terms of the 2000 Agreement, as amended, Mr. Staffieri became entitled to a retention payment upon completion of the E.ON-Powergen merger in the amount of $851,094.  Additionally, Mr. Staffieri became entitled to certain premium payments in the amount of $262,835 and in the form of 9,722 Powergen ADS’s.  Mr. Staffieri also received a bonus in connection with a 2002 amendment to his employment and severance agreement in the amount of $800,570.

Members of the Companies’ Boards of Directors

Victor A. Staffieri
Michael Soehlke
Edmund A. Wallis

EXECUTIVE COMPENSATION AND OTHER INFORMATION

The following table shows the cash compensation paid or to be paid by LG&E, KU or LG&E Energy, as well as certain other compensation paid or accrued for those years, to the Chief Executive Officer and the next four highest compensated executive officers of LG&E and KU who were serving as such at December 31, 2002, as required, in all capacities in which they served LG&E Energy or its subsidiaries during 2000, 2001 and 2002:

SUMMARY COMPENSATION TABLE

						Long-Term Compensation
						Awards				Payouts
	Annual Compensation					Other Annual		Restricted Stock		Securities Underlying		LTIP		All Other Compen-
		Salary		Bonus		Comp.		Awards		Options/SAR		Payouts		Sation
Principal Position	Year	($)		($)		($)		($) (1)		(#) (2)		($) (3)		($)

Victor A. Staffieri	2002	630,001		650,101		24,282		—		6,250		1,483,377		2,433,735	(4)
Chairman of the Board,	2001	555,769		529,330		45,704		—		51,011		0		1,811,703	(5)
President and Chief Executive Officer	2000	460,000		388,277		24,247		262,880	(1)	90,000		1,051,694		640,160

John R. McCall	2002	363,975		251,543		144,756	(6)	—		3,611		401,580		1,390,557	(4)
Executive Vice President,	2001	338,365		242,104		8,732		—		14,786		0		463,793	(5)
General Counsel and Corporate Secretary	2000	325,000		228,605		18,177		172,028	(1)	40,000		570,565		677,097

Richard Aitken-Davies	2002	273,336	(7)	111,049	(7)	369,300	(7)	—		2,792	(7)	—	(7)	11,738	(7)
Chief Financial Officer (7)	2001	229,490		102,735		319,910	(7)	—		—		—		—

Paul W. Thompson	2002	262,497		147,944		8,106		—		2,604		290,000		440,486	(4)
Senior Vice President - Energy Services	2001	245,193		142,650		9,970		—		10,714		0		436,152	(5)
	2000	221,000		144,401		8,345		—		21,000		264,153		420,839

S. Bradford Rives	2002	280,019		180,145		6,616		—		2,877		204,450		486,491	(4)
Senior Vice President - Finance and Controller	2001	235,000		131,342		6,595		—		7,554		0		390,335	(5)
	2000	221,000		144,401		9,095		—		21,000		262,339		15,606

(1)                                  Amount shown represents the dollar value of restricted Powergen ADS awards, determined by multiplying the number of ADSs in each award by the closing market price as of the effective date of the LG&E Energy-Powergen merger on December 11, 2000.  Pursuant to the terms of the named executives’ employment agreements, the restricted Powergen ADS’s did not vest until the occurrence of the change in control event associated with the Powergen shareholders’ approval of the E.ON transaction in April 2002.  Dividends on the restricted ADS’s were payable upon vesting, without interest.  In July 2002, upon completion of the E.ON-Powergen merger, all Powergen ADS, including restricted ADS’s, were exchanged for E.ON’s cash consideration amount, resulting in the following payments, including dollar amounts representing accrued dividends, in respect of restricted ADS’s: Mr. Staffieri 7,688 ADS’s ($ 371,052) and Mr. McCall 5,032 ADS’s ($ 242,814).

(2)                                  Amounts for year 2002 reflect E.ON SAR Plan grants.  Amounts for year 2001 reflect options for Powergen ADS’s.  Amounts for year 2000 represent options for LG&E Energy common stock.

(3)                                  No regular payouts under the Powergen Long-Term Plan were made during year 2002 as no three-year performance periods had yet been completed.  As described in the “Report on Compensation,” all open performance periods were accelerated during 2002 upon the change in control event resulting from the Powergen shareholders’ approval of the E.ON transaction.  Amounts for year 2000 reflect acceleration of all open performance periods upon the change in control event as a result of the LG&E Energy-Powergen merger.

(4)                                  Includes employer contributions to 401(k) plan, nonqualified thrift plan, employer paid life insurance premiums, and retention payments in 2002 as follows: Mr. Staffieri $5,500, $29,780, $49,285 and $2,349,170, respectively; Mr. McCall $5,185, $13,707, $18,250 and $1,346,416 respectively; Mr. Thompson $4,288, $8,366, $1,906 and $425,926, respectively; and Mr. Rives, $4,076, $8,878, $892 and $87,746, respectively.  Additionally, Mr. Rives’ figure includes $384,898 in compensation relating to retention to which he elected to defer.  The retention payments above are discussed in the “Report on Compensation” and “Termination of Employment Arrangements and Change in Control Provisions”.

(5)                                  Includes retention payments in 2001 as follows: Mr. Staffieri,  $1,719,884, Mr. McCall, $423,524, Mr. Thompson, $405,860 and Mr. Rives, $382,393, respectively.

(6)                                  Includes financial planning, automobile, spouse travel, dues, overseas compensation and tax payments in 2002 as follows:  $2,000, $7,586, $50,589, $240, $36,398 and $48,143, respectively.

(7)                                  Mr. Aitken-Davies, on assignment in the U.S. as an officer of LG&E and KU, is an employee of Powergen and ultimately receives his salary, compensation and benefits from Powergen.  He participates in Powergen incentive, pension and benefit schemes and, except as described in this document, does not generally participate in LG&E Energy, LG&E or KU plans. Amounts in “Other Annual Compensation” represent financial planning, automobile, travel or spouse travel, housing allowance, overseas compensation, cost-of-living and attributed income tax payments in 2002, as follows:  $4,641, $8,214, 13,066, $23,343, $75,061, $40,097, $5,744 and $199,129, respectively.  Amount for 2001 includes attributed income tax payments in 2001 of 223,373.  Attributed tax payments do not represent in-hand compensation to Mr. Aitken-Davies, but were paid to U.S. taxing authorities.  Amounts for “All Other Compensation” represent immigration, cost-of-living and other payments in 2002 as follows:  $3,725 and $8,013, respectively, related to his service.

OPTION/SAR GRANTS TABLE

Option/SAR Grants in 2002 Fiscal Year

The following table contains information at December 31, 2002, with respect to grants of E.ON AG stock appreciation rights (SAR’s) to the named executive officers:

	Individual Grants				Potential
	Number of	Percent of			Realizable Value At
	Securities	Total	Exercise		Assumed Annual
	Underlying	Options/SARs	Or Base		Rates of Stock
	Options/SARs	Granted to	Price		Price Appreciation
	Granted	Employees in	($/	Expiration	For Option Term
Name	(#) (1)	Fiscal Year	Share)	Date	0%($)	5% ($)	10%($)

Victor A. Staffieri	6,250	16.4%	49.660	12/31/2008	0	126,354	294,458
John R. McCall	3,611	9.5%	49.660	12/31/2008	0	73,002	170,126
Richard Aitken-Davies	2,792	7.3%	49.660	12/31/2008	0	56,445	131,540
Paul W. Thompson	2,608	6.8%	49.660	12/31/2008	0	52,644	122,683
S. Bradford Rives	2,877	7.5%	49.660	12/31/2008	0	58,163	135,545

(1)          No Powergen ADS options or SAR’s were awarded during the 2002 fiscal year as grants under the Powergen Long-Term Plan were made 100% in performance units.  For 2002, the named executive officers received initial grants of SAR’s under the E.ON SAR Plan as shown in the table above.

OPTION/SAR EXERCISES AND YEAR-END VALUE TABLE

Aggregated Option/SAR Exercises in 2002 Fiscal Year

And FY-End Option/SAR Values

The following table sets forth information with respect to the named executive officers concerning the exercise or cash-exchange of Powergen ADS options and ordinary shares during 2002 and the value of unexercised E.ON SAR’s held by them as of December 31, 2002:

Name	Shares Acquired On Exercise (#)(1)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#)(2) Exercisable/Unexercisable	Value of Unexercised In-The-Money Options/SARs at FY-End ($)( Exercisable/Unexercisable

Victor A. Staffieri	89,901	825,696	0 / 6,250	0 / 0
John R. McCall	75,021	923,864	0 / 3,611	0 / 0
Richard Aitken-Davies	69,500	305,184	0 / 2,792	0 / 0
Paul W. Thompson	23,958	231,393	0 / 2,604	0 / 0
S. Bradford Rives	33,800	404,142	0 / 2,877	0 / 0

(1)          Amounts shown are Powergen ADS’s, except for Mr. Aitken-Davies, where Powergen ordinary shares are shown..  In July 2002, upon completion of the E.ON-Powergen acquisition, pursuant to E.ON’s acquisition agreement and upon election by option holders, existing options were cancelled and option holders received payments equal to the difference between the exercise price and the 30.60 British pounds ($46.87) per ADS and 7.65 British Pounds ($11.72) per ordinary share consideration paid by E.ON to Powergen shareholders.

(2)          Amounts shown are E.ON SAR’s.

LONG-TERM INCENTIVE PLAN AWARDS TABLE
Long-Term Incentive Plan Awards in 2002 Fiscal Year

The following table provides information concerning awards of performance shares made in 2002 to the named executive officers under the Powergen Long-Term Plan.

	Number	Performance or
	of Shares,	Other Period	Estimated Future Payouts under Non-Stock Price Based Plans (number of shares) (1)
	Units or	Until
	Other	Maturation
Name	Rights(1)	Or Payout	Threshold(#)	Target(#)	Maximum(#)

Victor A. Staffieri	25,278	12/31/2004	12,639	25,278	37,917
John R. McCall	6,676	12/31/2004	3,338	6,676	10,014
Richard Aitken-Davies	24,375	12/31//2004	8,631	24,375	53,552
Paul W. Thompson	4,814	12/31/2004	2,407	4,814	7,221
S. Bradford Rives	3,394	12/31/2004	1,697	3,394	5,091

(1)            Except for Mr. Aitken-Davies, amounts shown are awards of Powergen performance units under the Powergen Long-Term Plan during 2002.  For Mr. Aitken-Davies, figures shown are performance shares under the Powergen UK Long Tem Incentive Plan.  Pursuant to the terms of the plans, the performance periods shown and all performance share grants were accelerated upon the change in control resulting from Powergen shareholder approval of the E.ON transaction and were paid in cash during April 2002.

Each performance unit awarded under the Powergen Long-Term Plan represented the right to receive an amount payable in Powergen ADS’s and/or cash on the date of payout, the latter portion being payable in cash in order to facilitate the payment of taxes by the recipient. The amount of the payout was to be determined by the then-fair market value of Powergen ADS’s. For awards made in 2002, the Powergen Long-Term Plan awards were intended to reward executives on a three-year rolling basis dependent upon the achievement of certain cash flow targets by LG&E Energy, taking into account, however, the anticipated acceleration of such awards upon completion of the E.ON-Powergen acquisition during 2002.  As a result of the change in control event resulting from Powergen shareholder approval of the E.ON transaction, awards were accelerated and paid out in April 2002 based upon value on grant date. Payments made under the Long-Term Plan in 2002 are reported in the summary compensation table for the year of payout.

Pension Plans

The following table shows the estimated pension benefits payable to a covered participant at normal retirement age under LG&E Energy’s qualified defined benefit pension plans, as well as non-qualified supplemental pension plans that provide benefits that would otherwise be denied participants by reason of certain Internal Revenue Code limitations for qualified plan benefits, based on the remuneration that is covered under the plan and years of service with LG&E Energy and its subsidiaries:

2002 PENSION PLAN TABLE

	Years of Service
Remuneration	15	20	25	30 or more

$100,000	$44,080	$44,080	$44,080	$44,080
$200,000	$108,080	$108,080	$108,080	$108,080
$300,000	$172,080	$172,080	$172,080	$172,080
$400,000	$236,080	$236,080	$236,080	$236,080
$500,000	$300,080	$300,080	$300,080	$300,080
$600,000	$364,080	$364,080	$364,080	$364,080
$700,000	$428,080	$428,080	$428,080	$428,080
$800,000	$492,080	$492,080	$492,080	$492,080
$900,000	$556,080	$556,080	$556,080	$556,080
$1,000,000	$620,080	$620,080	$620,080	$620,080
$1,100,000	$684,080	$684,080	$684,080	$684,080
$1,200,000	$748,080	$748,080	$748,080	$748,080
$1,300,000	$812,080	$812,080	$812,080	$812,080
$1,400,000	$876,080	$876,080	$876,080	$876,080
$1,500,000	$940,080	$940,080	$940,080	$940,080
$1,600,000	$1,004,080	$1,004,080	$1,004,080	$1,004,080
$1,700,000	$1,068,080	$1,068,080	$1,068,080	$1,068,080

A participant’s remuneration covered by the Retirement Income Plan (the “Retirement Income Plan”) is his or her average base salary and short-term incentive payment (as reported in the Summary Compensation Table) for the five calendar plan years during the last ten years of the participant’s career for which such average is the highest. The years of service for each named executive employed by LG&E Energy at December 31, 2002 was as follows: 10 years for Mr. Staffieri; 8 years for Mr. McCall; 11 years for Mr. Thompson, and 19 years for Mr. Rives. Benefits shown are computed as a straight life single annuity beginning at age 65.

Current Federal law prohibits paying benefits under the Retirement Income Plan in excess of $160,000 per year. Officers of LG&E Energy, LG&E and KU with at least one year of service with any company are eligible to participate in LG&E Energy’s Supplemental Executive Retirement Plan (the “Supplemental Executive Retirement Plan”), which is an unfunded supplemental plan that is not subject to the $160,000 limit. Presently, participants in the Supplemental Executive Retirement Plan consist of all of the eligible officers of LG&E Energy, LG&E and KU. This plan provides generally for retirement benefits equal to 64% of average current earnings during the highest 36 months prior to retirement, reduced by Social Security benefits, by amounts received under the Retirement Income Plan and by benefits from other employers. As with all other officers, Mr. Staffieri participates in the Supplemental Executive Retirement Plan described above.

Estimated annual benefits to be received under the Retirement Income Plan and the Supplemental Executive Retirement Plan upon normal retirement at age 65 and after deduction of Social Security benefits will be $596,667 for Mr. Staffieri; $324,396 for Mr. McCall; $227,639 for Mr. Thompson; and $224,856 for Mr. Rives.  Mr. Aitken-Davies is eligible and participates in retirement or pension schemes provided by his employer Powergen or by the national government in the U.K. and does not participate in LG&E Energy pension plans or supplemental plans.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT

ARRANGEMENTS AND CHANGE IN CONTROL PROVISIONS

In connection with the E.ON-Powergen merger, Messrs. Staffieri and McCall entered into amendments to their employment and severance agreements.  The original agreements, effective upon the LG&E Energy-Powergen merger for two year terms, contained change in control provisions and the benefits described below.  Pursuant to these agreements,  upon Powergen shareholder approval of the E.ON-Powergen merger. Messrs. Staffieri and McCall received retention payments, including interest, of $851,094 and $501,145, respectively,  cash premium payments of $262,835 and $172,028, respectively,  and the restricted Powergen ADS’s and dividends, all as described in the Summary Compensation Table.  Also, upon this change in control event, pursuant to the Powergen Long-Term Plan, outstanding performance units were paid out in cash.

In the event of termination of employment for reasons other than cause, disability or death, or for good reason, Mr. Staffieri shall be entitled to a severance amount equal to 2 times the sum of (1) his annual base salary and (2) his bonus or “target” award paid or payable, or, if within 24 months after a change in control event, 2.99 times the sum of (1) and (2).  In the event of termination of employment for reasons other than cause, disability or death, or for good reason, Mr. McCall shall be entitled to a severance amount equal to the sum of (1) his annual base salary and (2) his bonus or “target” award paid or payable, or, if within 48 months of the date of the E.ON-Powergen merger, 2.99 times the sum of (1) and (2).

In 2002, Messrs. Thompson and Rives became entitled to receive scheduled retention payments, including interest, of $425,926 and $355,078, respectively, pursuant to the terms of retention agreements entered into at the time of the Powergen-LG&E Energy merger.  During 2002, in connection with the E.ON-Powergen merger, Messrs. Thompson and Rives entered into new retention agreements under which these officers will be entitled to a payment equal to the sum of (1) his annual base salary and (2) his annual bonus or “target” award, in the event of their continued employment through the second anniversary of the E.ON-Powergen merger.  Messrs. Thompson and Rives have also entered into change of control agreements which provide that, in the event of termination of employment for reasons other than cause, disability or death, or for good reason following a change in control, these officers shall be entitled to a severance amount equal to 2.99 times the sum of (1) his annual base salary and (2) his bonus or “target” award paid or payable.

Pursuant to the employment and change in control agreements, payments may be made to executives which would equal or exceed an amount which would constitute a nondeductible payment pursuant to Section 280G of the Code, if any. Additionally, executives receive continuation of certain welfare benefits and payments in respect of accrued but unused vacation days and for out-placement assistance. A change in control encompasses certain merger and acquisition events, changes in board membership and acquisitions of voting securities.